CONSENT OF QUALIFIED PERSON

TO: All applicable securities regulatory authorities and stock exchanges in Canada

I, Robert James Morris, do hereby consent to the filing of the written disclosure of the technical report titled Geology and Resource Potential of the Galore Creek Property, dated 18 May 2005, as amended August 10, 2005 (the "Technical Report") and to the filing of the Technical Report with all applicable securities regulatory authorities and stock exchanges in Canada.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information contained in the Technical Report.

Dated this 10th day of August, 2005.

“R.J. Morris”
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Robert James Morris